FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company")
Suite 501 - 543 Granville Street
Vancouver BC Canada V6C 1X8

Item 2 Date of Material Change

June 22, 2020 and June 23, 2020

Item 3 News Release

News releases dated June 22, 2020 and June 23, 2020 were disseminated and filed on SEDAR with applicable securities commissions.

Item 4 Summary of Material Change(s)

The Company and Coeur Mining, Inc. ("Coeur") announced that they have entered into a bid letter with a syndicate of underwriters led by PI Financial Corp., Haywood Securities Inc. and Cantor Fitzgerald Canada Corporation (the "Underwriters") pursuant to which the Underwriters have agreed to buy on a "bought deal" basis 2,400,000 common shares of Metalla (the "Common Shares") currently held by Coeur at a price of US$5.30 per Common Share. The Company, Coeur and the Underwriters subsequently increased the size of the offering to 3,400,000 Units, to raise gross proceeds of US$18 (the "Secondary Offering").

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company and Coeur announced that they have entered into a bid letter with the Underwriters, pursuant to which the Underwriters have agreed to buy on a "bought deal" basis 2,400,000 Common Shares currently held by Coeur at a price of US$5.30 per Common Share for gross proceeds to Coeur of approximately US$12.72 million. The Company, Coeur and the Underwriters subsequently increased the size of the Secondary Offering to 3,400,000 Units, to raise gross proceeds of US$18. Metalla will not receive any proceeds from the Secondary Offering. In addition, Coeur has granted the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase up to an additional 15% of the number of shares of Metalla sold in the Secondary Offering for up to 30 days after the closing, on the same terms and conditions as the Secondary Offering. If the Over-Allotment Option is exercised in full, the total gross proceeds to Coeur will be US$20,723,000.

Coeur currently owns, as of the date hereof, 5,241,310 Common Shares, representing approximately 14.9% of the issued and outstanding Common Shares of Metalla (on a non-diluted basis). Upon closing of the Secondary Offering and prior to the exercise of the Over-Allotment Option, Coeur's ownership of Metalla's issued and outstanding Common Shares will be reduced from 14.9% to 3.94% (on a non-diluted basis) after giving effect to the royalty transaction also announced on June 22, 2020 by Metalla. If the Over-Allotment Option is exercised in full, Coeur's ownership interest in Metalla will be reduced to 2.53% (on a non-diluted basis).

Coeur has also agreed, subject to certain limited exceptions, not to sell any Common Shares or other securities of Metalla for a period of 120 days from the closing of the Secondary Offering.

The Secondary Offering will be made in each of the provinces of Canada (excluding Quebec) and in the United States by way of (i) a prospectus supplement (the "U.S. Prospectus Supplement") to the Company's existing U.S. registration statement on Form F-10 dated May 1, 2020; and (ii) a prospectus supplement (the "Canadian Prospectus Supplement") to the Company's Canadian short form base shelf prospectus dated May 1, 2020. The Canadian Prospectus Supplement will be filed with the securities commissions in each of the provinces of Canada and the U.S. Prospectus Supplement will be filed with the United States Securities and Exchange Commission.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

Brett Heath, President & CEO
Phone:  604-696-0741
Email: info@metallaroyalty.com

Item 9 Date of Report

June 23, 2020